EXHIBIT 11
PG&E CORPORATION
COMPUTATION OF EARNINGS PER COMMON SHARE

	Three Months Ended
	March 31,
(in millions, except share amounts)	2008	2007

Net income	$224	$256
Less: distributed earnings to common shareholders	139	126
Undistributed earnings	$85	$130
Common shareholders earnings
Basic
Distributed earnings to common shareholders	$139	$126
Undistributed earnings allocated to common shareholders	81	123
Total common shareholders earnings, basic	$220	$249
Diluted
Distributed earnings to common shareholders	$139	$126
Undistributed earnings allocated to common shareholders	81	123
Total common shareholders earnings, diluted	$220	$249
Weighted average common shares outstanding, basic	355	349
9.50% Convertible Subordinated Notes	19	19
Weighted average common shares outstanding and participating securities, basic	374	368
Weighted average common shares outstanding, basic	355	349
Employee share-based compensation	1	2
Weighted average common shares outstanding, diluted	356	351
9.50% Convertible Subordinated Notes	19	19
Weighted average common shares outstanding and participating securities, diluted	375	370
Net earnings per common share, basic
Distributed earnings, basic(1)	$0.39	$0.36
Undistributed earnings, basic	0.23	0.35
Total	$0.62	$0.71
Net earnings per common share, diluted
Distributed earnings, diluted	$0.39	$0.36
Undistributed earnings, diluted	0.23	0.35
Total	$0.62	$0.71

(1) Distributed earnings, basic may differ from actual per share amounts paid as dividends, as the EPS computation under GAAP requires the use of the weighted average, rather than the actual number of, shares outstanding.